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                                    FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549


                        REPORT OF FOREIGN PRIVATE ISSUER
                      PURSUANT TO RULE 13a-16 OR 15d-16 OF
                       THE SECURITIES EXCHANGE ACT OF 1934


                           For the month of July, 2001


                                  WAVECOM S.A.


                       39 Rue du Gouverneur General Eboue
                    F-92442 Issy-Les-Moulineaux Cedex, France
                            Tel: 00 33 1 46 29 08 00
                    (Address of principal executive offices)

         [Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.]

                            Form 20-F _X_ Form 40-F ____

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.]

                                 Yes ___ No _X_


         [If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_____.]


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                                                   FOR IMMEDIATE RELEASE

CONTACT:

WAVECOM                                            CITIGATE DEWE ROGERSON (U.S.)
Deborah Choate, Chief Financial Officer            Nancy Block/Nancy Campbell
deborah.choate@wavecom.fr                          nancy.block@citigatedr-ny.com
Phone: (33) 1-46-29-08-07                          Phone: (212) 688-6840


            WAVECOM REACHES PROFITABILITY IN THE SECOND QUARTER 2001

     QUARTERLY SALES INCREASE 553% YEAR-OVER-YEAR AND GROSS MARGINS IMPROVE

Issy-les-Moulineaux, France - July 24, 2001 - Wavecom S.A. (NASDAQ: WVCM; Nouveau Marche: 7306), a leading developer of digital Wireless Standard Modules (WISMO(TM)), today announced operating results for the quarter ended June 30, 2001. All results are unaudited and reported in accordance with U.S. generally accepted accounting principles.

Total revenues for the three months ended June 30, 2001 increased 553% to a record Euro 73.8 million from Euro 11.3 million in the second quarter of 2000, and rose 36.7% over first quarter 2001 revenues of Euro 54.0 million. Second quarter 2001 product revenues increased 558% to Euro 72.4 million versus Euro
11.0 million in the same quarter last year, and showed a sequential increase of 41.4% over product revenues of Euro 51.2 million in the previous quarter. Second quarter sales of WISMO modules grew to Euro 65.1 million from Euro 6.7 million a year ago, and sales of wireless modems totaled Euro 7.4 million versus Euro 4.3 million in the same period last year.

The increase in second quarter revenues was driven by sharply higher telephony sales in the high-growth Asia-Pacific region to existing Wavecom customers, primarily Sewon and TCL. The additional manufacturing lines that were added earlier this year, as well as improved production processes, eased capacity constraints and enabled Wavecom to meet the high demand for its products on schedule. Total second quarter shipments rose substantially to 865,000 units from 560,000 units in the first quarter. In addition to the four lines already in place at the Company's primary sub-contractor, in June the Company began manufacturing WISMO modules on one line at its second subcontractor, which previously had assembled only wireless modems. The Company plans to add a third sub-contractor by early next year to provide increased manufacturing capacity in the future.

"Wavecom's record sales reflect the strong demand for our WISMO solution and combined with an improvement in gross margins, enabled us to reach profitability this quarter," said Michel Alard, the Company's Chairman. "We expect our revenue ramp to continue as production levels


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rise. The Chinese handset market has remained strong despite the economic slowdown in other parts of the world, and we will continue to make this our primary target in the near-term. However, we remain fully committed to all four of our target markets."

Mr. Alard continued: "We are very pleased with our strong performance in the second quarter. Although we have limited visibility looking out beyond the next several months, we have not, to date, experienced any of the significant cancellations or delays that have affected others in the industry and our backlog remains strong. We continue to be focused on reducing costs and improving margins, and we will closely monitor spending in the months ahead as we move toward our goal of profitability at the operating level by year-end."

Product sales by direct channels represented 89.1% of total product revenues in the second quarter 2001, while indirect channel sales represented 10.9% of product revenues. Direct product sales by target market were: Telephony, 84.0%; Automotive, 2.5%; Telemetry, 9.3%; and Multimedia, 4.2%.

Product gross margins in the second quarter increased to 17.2% from 15.2% in the previous quarter, and compared to gross margins of 23.5% in the second quarter last year. The margin improvement reflects additional savings achieved through ongoing cost reduction measures undertaken over the past several months, as well as greater manufacturing efficiencies. While gross margins were still impacted by higher-priced components that were purchased late last year, the Company expects to use those remaining component inventories during the current quarter, which should result in a gradual improvement of margins.

Service revenues totaled Euro 1.4 million in this year's second quarter and compared with Euro 292,000 in the second quarter of 2000. At June 30, 2001, Wavecom had Euro 2.7 million in deferred revenue on the balance sheet for contracted product development services not yet completed.

For the second quarter of 2001, Wavecom reported an operating loss of Euro 686,000, compared with a loss of Euro 5.0 million in the same period last year, and a Euro 2.3 million loss in the first quarter of 2001. The significant improvement in operating results stems from sharply higher revenues and improved gross margins, partially offset by higher operating expenses. Operating expenditures rose to Euro 13.5 million in the second quarter of 2001 from Euro
6.7 million a year ago and from Euro 12.0 million in the prior quarter, but declined as a percentage of revenue from 59.7% last year and 22.2% last quarter to 18.3% in the second quarter of 2001. Wavecom's operating expenses continued to reflect increased R&D spending for work on next-generation WISMO modules, and GPRS and UMTS technologies. Expenditures also grew during the quarter due to additional headcount in the Company's production and quality departments, as well as the impact of additional rent expense from new office space added during the quarter.


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The Company achieved profitability in the second quarter 2001 with net income of Euro 433,000, or Euro 0.03 per share (basic and diluted), compared with a net loss of Euro 4.7 million, or Euro 0.35 per share, in the same period last year, and a net loss of Euro 1.5 million, or Euro 0.11 per share, in the first quarter of 2001.

For the six months ended June 30, 2001, total revenues were Euro 127.8 million compared with Euro 18.4 million for the comparable 2000 period. Product revenues for the first six months of this year were Euro 123.7 million versus Euro 18.1 million in the first half of 2000. Service revenues for the six months ended June 30, 2001 increased to Euro 4.1 million from Euro 340,000 in the same period in 2000.

For the six months ended June 30, 2001, the Company reported an operating loss of Euro 3.0 million versus an operating loss of Euro 9.7 million for the same period a year ago. Net loss for the first half of 2001 was Euro 1.1 million, or Euro 0.08 per share, compared to a net loss of Euro 9.4 million, or Euro 0.69 per share, for the six months ended June 30, 2000.

As of June 30, 2001, Wavecom had Euro 102.3 million in cash, cash equivalents and short-term investments, up from Euro 96.7 million at March 31, 2001. Product backlog at June 30, 2001 grew to Euro 116 million, compared to Euro 102 million at March 31, 2001, and continued to reflect strong sustained customer demand.

ABOUT WAVECOM

Founded in 1993 and headquartered near Paris in Issy-les-Moulineaux, Wavecom designs, develops, manufactures and sells a range of fully integrated plug-in modules for GSM and GPRS communications. Divided into three distinct lines--WISMO modules, external modems and integrated modems--all Wavecom products are based on its unique WISMO technology. WISMO, which stands for Wireless Standard Module, is a compact, fully integrated device containing all of the software, hardware and other technology needed to implement a wireless telecommunications standard. Designed for use in a wide variety of systems and wireless terminals, WISMO modules constitute complete implementation of the GSM Phase 2+ standard in the 900, 1800 and 1900 MHz bands. Company revenues totaled Euro 65.6 million in 2000 and Euro 127.8 million for the six months ended June 30, 2001. Wavecom is publicly traded on the Nouveau Marche exchange in Paris and the NASDAQ National Market exchange in the US.

                                 www.wave.com

This press release may contain forward-looking statements that relate to the Company's plans objectives, estimates and goals. Words such as "expects," "anticipates," "intends," "plans," "believes" and "estimates," and variations of such words and similar expressions identify such forward-looking statements. The Company's business is subject to numerous risks and uncertainties, including probable variability in the Company's quarterly operating results, manufacturing capacity constraints, dependence on a limited number of customers, variability in production yields, dependence on third parties and risks associated with managing growth. These and other risks and uncertainties, which are described in more detail in the Company's most recent filings with the Securities and Exchange Commission, could cause the Company's actual results and developments to be materially different from those expressed or implied by any of these forward-looking statements.

                            -FINANCIAL TABLES FOLLOW-


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                                  WAVECOM S.A.

            UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS
                      (IN THOUSANDS, EXPECT PER SHARE DATA)

   PREPARED IN ACCORDANCE WITH U.S. GENERALLY ACCEPTED ACCOUNTING PRINCIPLES.


                                                                     THREE MONTHS ENDED JUNE 30,
                                                                     ---------------------------
                                                                  2000           2001           2001
                                                               ------------   ------------   -----------
                                                                  Euro           Euro           USD
Revenues :
   Product sales...........................................         10,962         72,421        61,370
   Technology development and other services...............            292          1,350         1,144
                                                               ------------   ------------   -----------
                                                                    11,254         73,771        62,514
Cost of revenues :
   Product sales...........................................          8,388         59,987        50,833
   Technology development and other services...............          1,098            959           813
                                                               ------------   ------------   -----------
                                                                     9,486         60,946        51,646
                                                               ------------   ------------   -----------
Gross profit...............................................          1,768         12,825        10,868
Operating expenses :
   Research and development................................          3,591          7,122         6,035
   Sales and marketing.....................................          1,432          2,470         2,093
   General and administrative..............................          1,261          3,414         2,893
   Amortization of goodwill................................             -              74            63
   Amortization of deferred stock-based compensation.......            439            431           365
                                                               ------------   ------------   -----------
      Total operating expenses.............................          6,723         13,511        11,449
                                                               ------------   ------------   -----------
Operating loss.............................................        (4,955)          (686)         (581)
Interest income (expense), net.............................            233          1,013           858
Foreign exchange gain (loss)...............................             18           (90)          (76)
                                                               ------------   ------------   -----------
                                                                       251            923           782
                                                               ------------   ------------   -----------
Income (loss) before minority interests and income taxes...        (4,704)            237           201
Minority interests.........................................            -            (132)         (112)
                                                               ------------   ------------   -----------
Income (loss) before income taxes..........................        (4,704)            369           313
Income tax expense (benefit)...............................            -             (64)          (54)
                                                               ------------   ------------   -----------
Net income (loss)..........................................        (4,704)            433           367
                                                               ============   ============   ===========
Basic net income (loss) per share..........................         (0.35)           0.03          0.02
                                                               ============   ============   ===========
Diluted net income (loss) per share........................         (0.35)           0.03          0.02
                                                               ============   ============   ===========
Number of shares used for computing :
   - basic net income (loss) per share.....................     13,606,813     14,706,857    14,706,857
   - diluted net income (loss) per share...................     13,606,813     15,372,319    15,372,319


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                        WAVECOM S.A.

            UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS
                      (IN THOUSANDS, EXPECT PER SHARE DATA)

   PREPARED IN ACCORDANCE WITH U.S. GENERALLY ACCEPTED ACCOUNTING PRINCIPLES.


                                                                      SIX MONTHS ENDED JUNE 30,
                                                                      -------------------------
                                                                  2000           2001          2001
                                                                --------       --------      --------
                                                                  Euro           Euro          USD
Revenues :
   Product sales............................................      18,104        123,660       104,789
   Technology development and other services................         340          4,135         3,504
                                                                --------       --------      --------
                                                                  18,444        127,795       108,293
Cost of revenues :
   Product sales............................................      13,093        103,456        87,669
   Technology development and other services................       1,854          1,808         1,532
                                                                --------       --------      --------
                                                                  14,947        105,264        89,201
                                                                --------       --------      --------
Gross profit................................................       3,497         22,531        19,093
Operating expenses :
   Research and development.................................       7,310         13,288        11,260
   Sales and marketing......................................       2,707          5,167         4,379
   General and administrative...............................       2,291          6,067         5,141
   Amortization of goodwill.................................          -             140           119
   Amortization of deferred stock-based compensation........         879            862           730
                                                                --------       --------      --------
      Total operating expenses..............................      13,187         25,524        21,629
                                                                --------       --------      --------
Operating loss..............................................     (9,690)        (2,993)       (2,536)
Interest income (expense), net..............................         345          2,081         1,763
Foreign exchange gain (loss)................................        (40)          (914)         (775)
                                                                --------       --------      --------
                                                                     305          1,167           989
                                                                --------       --------      --------
Loss before minority interests and income taxes.............     (9,385)        (1,826)       (1,547)
Minority interests..........................................          -           (250)         (212)
                                                                --------       --------      --------
Loss before income taxes....................................     (9,385)        (1,576)       (1,336)
Income tax expense (benefit)................................          -           (463)         (392)
                                                                --------       --------      --------
Net loss....................................................     (9,385)        (1,113)         (943)
                                                                ========       ========      ========
Basic and diluted net loss per share........................      (0.69)         (0.08)        (0.06)
                                                                ========       ========      ========
Number of shares used computing basic and diluted
   net loss per share.......................................  13,515,141     14,699,682    14,699,682


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                                  WAVECOM S.A.

                 UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS
                        (IN THOUSANDS, EXPECT SHARE DATA)

   PREPARED IN ACCORDANCE WITH U.S. GENERALLY ACCEPTED ACCOUNTING PRINCIPLES.


                                                                                     AT DECEMBER 31,       AT JUNE 30,
                                                                                                      ----------------------
                                                                                           2000         2001         2001
                                                                                         ---------    ---------    ---------
                                                                                           Euro         Euro         USD
                                      ASSETS
Current assets :
   Cash and cash equivalents.......................................................         69,224       99,361       84,199
   Short-term investments..........................................................         26,807        2,933        2,485
   Accounts receivable, net........................................................         26,774       42,071       35,651
   Inventory, net..................................................................         11,330       14,337       12,149
   Value added tax recoverable.....................................................          1,733        2,273        1,926
   Prepaid expenses and other current assets.......................................          2,847        4,594        3,893
                                                                                         ---------    ---------    ---------
      Total current assets.........................................................        138,715      165,569      140,303
   Property and equipment, net.....................................................         10,067       12,848       10,887
   Goodwill, net...................................................................          1,279        1,257        1,065
   Long-term investments...........................................................          4,078        4,078        3,456
   Other assets....................................................................          4,159        5,027        4,260
                                                                                         ---------    ---------    ---------
      Total assets.................................................................        158,298      188,779      159,971
                                                                                         =========    =========    =========

                       LIABILITIES AND SHAREHOLDERS' EQUITY

Current liabilities :
   Overdraft facility..............................................................            529            -            -
   Accounts payable................................................................         32,627       57,111       48,396
   Accrued compensation............................................................          3,302        3,651        3,094
   Other accrued expenses..........................................................          6,201       11,452        9,704
   Current portion of loans........................................................            634          488          414
   Current portion of capitalized lease obligations................................            794          450          381
   Deferred revenue and advances received from customers...........................          4,200        2,693        2,282
   Other liabilities...............................................................            670        1,697        1,438
                                                                                         ---------    ---------    ---------
      Total current liabilities....................................................         48,957       77,542       65,709

Long-term portion of capitalized lease obligations.................................            166          198          168
                                                                                         ---------    ---------    ---------
      Total long-term liabilities..................................................            166          198          168

Minority interests.................................................................          1,165          915          775

Shareholders' equity :
Shares, Euro 1 nominal value, 14 732 640 shares issued and outstanding at
   June 30, 2001 (14 682 281 at December 31, 2000).................................         14,682       14,733       12,485
Additional paid-in capital.........................................................        132,993      132,963      112,673
Deferred compensation..............................................................         (3,606)      (2,619)      (2,219)
Retained earnings (deficit)........................................................        (34,979)     (36,094)     (30,586)
Cumulative translation adjustment..................................................         (1,080)       1,141          967
                                                                                         ---------    ---------    ---------
      Total shareholders' equity...................................................        108,010      110,124       93,319
                                                                                         ---------    ---------    ---------
      Total liabilities and shareholders' equity...................................        158,298      188,779      159,971
                                                                                         =========    =========    =========



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                                  WAVECOM S.A.

            UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS
                                 (IN THOUSANDS)

   PREPARED IN ACCORDANCE WITH U.S. GENERALLY ACCEPTED ACCOUNTING PRINCIPLES.



                                                                                         SIX MONTHS ENDED JUNE 30,
                                                                                  -----------------------------------------

                                                                                    2000           2001            2001
                                                                                  ----------     ----------      ----------
                                                                                    Euro           Euro             USD
Cash flows from operating activities :
Net loss.................................................................            (9,385)        (1,113)           (943)
Adjustments to reconcile net loss to net cash provided from
   operating activities :
   Depreciation and amortization of property and equipment...............              1,302          2,292           1,942
   Amortization of goodwill..............................................                 -             140             119
   Amortization of deferred stock-based compensation.....................                879            862             730
   Minority interests....................................................                 -           (253)           (214)
   Gain on sales of fixed assets.........................................               (21)             -                -
   Net increase in cash from working capital items.......................              8,208          7,633           6,468
                                                                                  ----------     ----------      ----------
          Net cash provided by operating activities......................                983          9,561           8,102
                                                                                  ----------     ----------      ----------
   Cash flows from investing activities :
      Final payment on Arguin acquisition................................                 -             462             391
      Disposal of short-term investments.................................                 -          23,874          20,231
      Purchases of property and equipment................................            (2,668)        (4,872)         (4,129)
      Proceeds from sale of property and equipment.......................                 24             -               -
                                                                                  ----------     ----------      ----------
          Net cash (used) provided for investing activities..............            (2,644)         19,464          16,494
                                                                                  ----------     ----------      ----------
Cash flows from financing activities :
   Net decrease in overdrafts and lines of credit........................                 -           (529)           (448)
   Proceeds from loans...................................................                340             -               -
   Repayment of loans....................................................               (76)          (146)           (124)
   Principal payments on capital lease obligations.......................              (549)          (476)           (403)
   Proceeds from public equity offerings, net of underwriters' commissions            98,036             -               -
   Public offerings costs................................................            (1,100)             -               -
   Exercise of stock options and founders' warrants......................                 -             145             123
                                                                                  ----------     ----------      ----------
          Net cash provided (used) by financing activities...............             96,651        (1,006)           (852)
Effect of exchange rate changes on cash and cash equivalents.............                (2)          2,118           1,795
                                                                                  ----------     ----------      ----------
Net increase in cash and cash equivalents................................             94,988         30,137          25,538
Cash and cash equivalents, beginning of period...........................             22,080         69,224          58,660
                                                                                  ----------     ----------      ----------
Cash and cash equivalents, end of period.................................            117,068         99,361          84,199
                                                                                  ==========     ==========      ==========


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                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                                WAVECOM S.A.

Date:  26 July 2001                             By:      /s/ Deborah Choate
     -----------------------------                       -------------------
                                                         Deborah Choate
                                                         Chief Financial Officer